EXHIBIT 99.1

2023 Annual General Meeting

Golar LNG Limited advises that its 2023 Annual General Meeting will be held on August 8, 2023.  The record date for voting at the Annual General Meeting is set to June 15, 2023. The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Limited
Hamilton, Bermuda
June 14, 2023

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act